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SECURITIE~
~   04004427   ~ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-30602

8-51673

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/03__ AND ENDING __12/31/03__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY

FIRM ID. NO.

NAME OF BROKER-DEALER:

AUGUSTA CAPITAL MANAGEMENT, L.P.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

440 South LaSalle Street
(No. and Street)

Chicago   **Illinois**   **60605**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Glasheen   **(312) 262-2780**
                                                  (Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 3520   **Chicago**   **Illinois**   **60604**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED
FEB 26 2004
WASH DC

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be
supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____ANDREW GLASHEEN_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___AUGUSTA CAPITAL MANAGEMENT, L.P.____, as of __December 31, 2003__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

_____

OFFICIAL SEAL
ALAN R JURASKA
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/20/04

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
[X]	(a) Facing page.
[X]	(b) Statement of Financial Condition.
[X]	(c) Statement of Income (Loss).
[X]	(d) Statement of Changes in Financial Condition.
[X]	(e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's
	Capital
[ ]	(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X]	(g) Computation of Net Capital.
[X]	(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X]	(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
[X]	(j) A Reconciliation, including appropriate explanation, of the Computation of Net
Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve
Requirements Under Exhibit A of Rule 15c3-3.
[ ]	(k) A Reconciliation between the audit and unaudited Statements of Financial
	Condition with respect to methods of consolidation.
[X]	(l) An Oath or Affirmation.
[ ]	(m) A copy of the SIPC Supplemental Report.
[X]	(n) A report describing any material inadequacies found to exist or found to have
	existed since the date of the previous audit.
** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AUGUSTA CAPITAL MANAGEMENT, L.P.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

for the year ended December 31, 2003



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Partners of
AUGUSTA CAPITAL MANAGEMENT, L.P.

We have audited the accompanying statement of financial condition of AUGUSTA CAPITAL MANAGEMENT, L.P. as of December 31, 2003, and the related statements of operations, changes in partners' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AUGUSTA CAPITAL MANAGEMENT, L.P. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 20, 2004

AUGUSTA CAPITAL MANAGEMENT, L.P.

STATEMENT OF FINANCIAL CONDITION
as of December 31, 2003

ASSETS

Cash	$	9,112
Securities owned, at market – long stock		4,886,053
Investment in broker-dealer		10,000
	$	4,905,165

LIABILITIES AND PARTNERS' EQUITY

Liabilities

Securities sold, not yet purchased, at market – short stock	$	2,380,432
Payables to broker - dealer		771,162
Accounts payable and accrued expenses		4,951
		3,156,545
Partners' Equity		1,748,620
	$	4,905,165

See accompanying notes.

AUGUSTA CAPITAL MANAGEMENT, L.P.

STATEMENT OF OPERATIONS
for the year ended December 31, 2003

Revenues		
Trading income	$	298,611
Interest and dividends		140,407
		439,018
Expenses		
Commissions, brokerage and regulatory fees		198,645
Interest		75,618
Office and other expense		41,875
Membership lease		6,931
		323,069
Net Income	$	115,949

See accompanying notes.

AUGUSTA CAPITAL MANAGEMENT, L.P.

STATEMENT OF CHANGES IN PARTNERS' EQUITY
for the year ended December 31, 2003

	GENERAL PARTNER	LIMITED PARTNER	TOTAL
Balance, January 1, 2003	$ 70,357	$ 2,859,921	$ 2,930,278
Partners' contributions		171,794	171,794
Partners' withdrawals	(170,467)	(1,298,934)	(1,469,401)
Net income	191,574	(75,625)	115,949
Balance, December 31, 2003	$ 91,464	$ 1,657,156	$ 1,748,620

See accompanying notes.

AUGUSTA CAPITAL MANAGEMENT, L.P.

STATEMENT OF CASH FLOWS
for the year ended December 31, 2003

Operating Activities

Net income	$ 115,949
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Receivables from broker – dealer	914,010
Securities owned, at market - stock	(465,256)
Securities sold, not yet purchased, at market - stock	(84,139)
Accounts payable and accrued expenses	4,951
Payable to broker – dealer	769,433
Net Cash Provided by Operating Activities	1,254,948

Financing Activities

Partners' capital contributions	171,794
Partners' capital withdrawals	(1,469,401)
Net Cash Used in Financing Activities	(1,297,607)

Net Increase (Decrease) in Cash	(42,659)
Cash, Beginning of Year	51,771
Cash, End of Year	$ 9,112

See accompanying notes.

1. **Organization and Business**

   Augusta Capital Management, L.P. (the Company), an Illinois Limited Partnership, is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the Chicago Stock Exchange. Revenue is generated from investments.

2. **Summary of Significant Accounting Policies**

   Revenue Recognition

   Securities transactions and related income and expenses are recorded on the settlement date. Generally accepted accounting principles normally require an entity to record security transactions on a trade date basis, however, a majority of brokers and dealers record most securities transactions on the settlement date rather than the trade date.

   Income Taxes

   For income tax reporting purposes, the Company is a partnership. Therefore, no income tax is provided in the Company's financial statements and the partners' will be responsible for income taxes, if any, on an individual basis.

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Net Capital Requirements**

   The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), and has elected to use the basic method as permitted by this rule. Under this rule, the Company is required to maintain "net capital" equal to $100,000. At December 31, 2003 the Company had net capital and net capital requirements of $1,056,858 and $100,000, respectively.

4.   **Off – Balance – Sheet Risk**

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance-sheet risk. The trading of these financial instruments is conducted with registered broker-dealers on domestic stock exchanges. The Company's exposure to credit risk associated with counterparty nonperformance on the above financial instruments is limited to the amounts reflected in the statement of financial condition.

5.   **Agreements**

The partnership agreement provides that the general partner shall solely conduct and manage the business of the Company. The general partner is entitled to a special allocation equal to 40% of the cumulative trading profit in each limited partner's capital account at the end of each quarter in addition to an allocation of profit based on the capital of the general partner.

The Company has a Joint Back Office (JBO) clearing agreement with FOC. The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $10,000 in the preferred shares of FOC. The Company's investment in FOC is reflected as other investment in the statement of financial condition. Under the rules of the Chicago Stock Exchange, the agreement requires that the Company maintain a minimum net liquidating equity of $1 million with FOC, exclusive of the preferred stock investment.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER:	**AUGUSTA CAPITAL MANAGEMENT, L.P.**	as of **December 31, 2003**

COMPUTATION OF NET CAPITAL

1.	Total ownership (from Statement of Financial Condition-Item 1800)		$ 1,748,620	[3480]
2.	Deduct: Ownership equity not allowable for net capital			[3490]
3.	Total ownership equity qualified for net capital		$ 1,748,620	[3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		$ -	[3520]
	B. Other (deductions) or allowable subordinated liabilities			[3525]
5.	Total capital and allowable subordinated liabilities		$ 1,748,620	[3530]

6. Deductions and/or charges:

A. Total non-allowable assets from Statement of Financial Condition (Note B and C) (See detail below)	$ 10,000	[3540]	
1. Additional charges for customers' and non-customers' security accounts		[3550]	
2. Additional charges for customers' and non-customers' commodity accounts		[3560]	
B. Aged fail-to-deliver		[3570]	
1. Number of items	[3450]		
C. Aged short security differences- less reserved of	[3460]	[3580]	
2. Number of items	[3470]		
D. Secured demand note deficiency		[3590]	
E. Commodity futures contract and spot commodities proprietary capital charges		[3600]	
F. Other deductions and/or charges		[3610]	
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7)and (c)(2)(x)		[3615]	
H. Total deduction and/or charges		$ (10,000)	[3620]

7.	Other additions and/or allowable credits (List)		[3630]
8.	Net Capital before haircuts on securities positions	$ 1,738,620	[3640]

9. Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):

A. Contractual securities commitments		[3660]	
B. Subordinated securities borrowings		[3670]	
C. Trading and Investment securities			
1. Bankers' acceptance, certificates of deposit, and commercial paper		[3680]	
2. U.S. and Canadian government obligations		[3690]	
3. State and municipal government obligations		[3700]	
4. Corporate obligations		[3710]	
5. Stocks and warrants		[3720]	
6. Options		[3730]	
7. Arbitrage		[3732]	
8. Other securities	$ 472,043	[3734]	
D. Undue concentration	209,719	[3650]	
E. Other (List)		[3736]	$ (681,762) [3740]

10.	Net Capital		$ 1,056,858 [3750]

OMIT PENNIES

Non-Allowable Assets (line 6.A):

Investment in broker-dealer $ 10,000

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

BROKER OR DEALER:	AUGUSTA CAPITAL MANAGEMENT, L.P.	as of **December 31, 2003**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19) — $ 330 [3756]

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) — $ 100,000 [3758]

13. Net capital requirement (greater of line 11 or 12) — $ 100,000 [3760]

14. Excess net capital (line 10 less 13) — $ 956,858 [3770]

15. Excess net capital at 1000% (line 10 less 10% of line 19) — $ 1,056,363 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition — $ 4,951 [3790]

17. Add:
    A. Drafts for immediate credit _____ [3800]
    B. Market value of securities borrowed for which no equivalent value is paid or credited _____ [3810]
    C. Other unrecorded amounts (List) _____ [3820] _____ [3830]

18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii)) _____ [3838]

19. Total aggregate indebtedness — $ 4,951 [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 – by line 10) — % .47 [3850]

21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19- by line 10 less item 4880 page 11) — [3853]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits — [3870]

23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) — $ - [3880]

24. Net capital requirement (greater of line 22 or 23) — $ - [3760]

25. Excess net capital (line 10 less 24) — $ - [3910]

26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8) — [3851]

27. Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880, page 11 ÷ by line 17 page 8) — [3854]

28. Net capital in excess of:
    5% of combined aggregate debit items or $300,000 — $ - [3920]

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) — [3860]

30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital — [3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement, or
   2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of Partnerships in exchanges contributed for use of company (contra to item 1740) and AUGUSTA CAPITAL MANAGEMENTs securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

AUGUSTA CAPITAL MANAGEMENT, L.P.

**FINANCIAL AND OPTERATION COMBINED UNIFORM
SINGLE REPORT PART IIA
for the year ended December 31, 2003**

Reconciliation Pursuant to Paragraph (d)(4) of Rule 17a-5

Following is a reconciliation and explanation for differences between the unaudited and audited
FOCUS Part IIA Report as of December 31, 2003:

Net capital per unaudited FOCUS report	$ 1,056,858
Net capital per audited FOCUS report	$ 1,056,858

AUGUSTA CAPITAL MANAGEMENT, L.P.

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
for the year ended December 31, 2003**

The Company did not handle any customer cash or securities during the year ended December
31, 2003 and does not have any customer accounts.

AUGUSTA CAPITAL MANAGEMENT, L.P.

**COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
for the year ended December 31, 2003**

The Company did not handle any proprietary accounts of introducing brokers during the year
ended December 31, 2003 and does not have any PAIB accounts.

AUGUSTA CAPITAL MANAGEMENT, L.P.

**INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
for the year ended December 31, 2003**

The Company did not handle any customer cash or securities during the year ended
December 31, 2003 and does not have any customer accounts.



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

To the Partners of
AUGUSTA CAPITAL MANAGEMENT, L.P.

In planning and performing our audit of the financial statements of AUGUSTA CAPITAL MANAGEMENT, L.P. (the "Company") for the year ended December 31, 2003, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17A-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); and (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the proceeding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

Our review indicated that the Company, although not exempt from Rule 15c-3-3, had no reporting requirements because it did not transact a business in securities directly with or for other than Partners of a national securities exchange and did not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4) and that, as of December 31, 2003, no facts came to our attention to indicate that such conditions were not complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Chicago Board Options Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 20, 2004